Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following email was sent by Jeff Clarke, Vice Chairman, Operations, and President, Client Solutions at Dell, to Dell employees on October 15, 2015.

Subject line: We love the PC business

You may have seen reports in the last couple of days speculating on our PC business. Let me assure you our commitment to the PC business and investment in innovation has never been stronger. This is evidenced in our 11 consecutive quarters of YoY share gain worldwide, recent launch of the industry-leading XPS family, and our involvement in the “PC Does Whaaat?!” campaign announced today by Karen Quintos.

Should you get questions from partners, customers, friends or family about this, we have provided some talking points for your use. If you are in sales and need to respond to customer questions about this, here is an email you can send in addition to the below talking points. And please note that our commitment to the PC - a critical part of our end-to-end technology solutions strategy - will be a strong message for us next week at Dell World with our thousands of customers.

Best,

Jeff

Talking Points:

•	PCs are a critical component to our strategy and ability to provide you with the very best value.

•	Our strategy to transform Dell into the leading global end-to-end technology solutions provider hasn’t changed. Our commitment to the PC hasn’t changed - evidenced by:

•	The launch of our new award-winning XPS family

•	Dell’s 11 consecutive quarters of year-over-year share gain (IDC), and

•	Our multi-million dollar investment in the “PC Does What” campaign.

•	With the EMC transaction, we’ll have leadership positions in Servers, Storage, Virtualization and PCs - giving us an opportunity to provide the very best solutions to customers from the desktop to the cloud to the data center.

•	You’ve told us you want fewer IT vendors to work with - not more. We hear you loud and clear - and we want to be your PC vendor of choice. Dell PCs aren’t going anywhere.

What is “PC Does Whaaat?!”:

•	CMOs from Dell, Lenovo, HP, Intel and Microsoft have combined forces to educate consumers and end users on new experiences, benefits and features of today’s PCs. With more than 600 million aging PCs in use today, there’s never been a better time to upgrade your PC.

•	This is the first time that these key technology providers in the industry have come together around a single PC message. The $70M 6-week campaign launches Monday, Oct. 19 in the United States and China.

•	Use this campaign as another proof point with your customers about Dell’s commitment to the PC.

END

Attachment 1:

PC Does… What?,

•	Dell, HP, Lenovo, Intel and Microsoft join forces on new PC campaign to build awareness of what new PCs can do

•	Karen Quintos, along with Chief Marketing Officers from Intel, HP, Lenovo and Microsoft will participate in a roundtable discussion on the true power of today’s PC followed by audience Q&A

•	The five IT leaders will launch a unique marketing campaign, “PC Does What?” on Oct. 19 in China and the United States

by Gretchen Miller, Executive Director, Client Solutions

Marketing Communications

An industry campaign? Featuring collaboration among Dell, Intel, HP, Lenovo and Microsoft? Whaaaat? Yes, you heard it right.

A new generation of PC’s has arrived, and there’s never been a better time to get your hands on one. The problem is that many potential customers think that the four year old laptop on their desk is “good enough.” On the heels of the Windows 10 launch in August, Patrick Moorhead from Moor Insights & Strategy commented, “I feel like this took about three years… you now have very high quality 2-in-1s that are very thin, affordable - and people haven’t upgraded their notebook for a while.”

Under the leadership of Intel’s CMO, Steve Fund, the top three leaders in the PC industry and their two leading partners are coming together to build awareness of all the great things a new PC can do, with an eye to revitalizing the category. And today in San Francisco, Karen Quintos appeared at a media briefing alongside the CMO’s from Intel, HP, Lenovo and Microsoft to unveil “PC Does Whaaat?” - an advertising campaign in the US and China that will inspire customers to take a fresh look at their old PCs and consider upgrading today.

The campaign will begin airing on Monday, Oct. 19 in video across the U.S. and China, and it will run through November. Although it targets a “fence sitter” audience over 18 years of age in both geographies, it’s designed around a catchphrase to have broad appeal in popular culture, and to catch on fast. It is a 360 degree campaign, with video and broadcast supplemented by social media and other digital content. The campaign sets the scene for the holiday campaigns each of our individual brands will run, and augments key Dell product announcements like last week’s XPS launch.

You can check out some of the creative at www.pcdoeswhat.com starting Oct. 19, watch the TV ads, and watch the replay of the CMO webcast here.

END

Attachment 2:

Customer or Partner Email outreach (MUST include the disclosure):

Dear [CUSTOMER NAME],

We’ve heard from many customers over the past few days regarding speculation driven by the news media that we are selling off our PC business to help finance the EMC transaction. Let me assure you that is not the case. In fact, it couldn’t be farther from the truth.

Our commitment to the PC and investment in innovation has never been stronger. This is evidenced in our 11 consecutive quarters of year-over-year share gain, the recent launch of the award-winning XPS family, and our involvement in the “PC Does Whaaat?!” campaign launching next week to raise awareness about all the amazing things today’s PCs can do.

As communicated on October 12, the Dell Inc. and EMC Corporation transaction is subject to customary closing conditions, including receipt of required regulatory approvals and EMC stockholder approval. The transaction is expected to close in the second or third quarter of Dell’s FY2017 (within the months of May to October 2016).

Rest assured, we remain committed to you and your technology needs - including all the benefits we offer as part of our PC portfolio from end point security with Dell Data Protection to ProSupport services, PCs, tablets, 2-in-1’s, rugged devices, workstations and thin clients. Please do not hesitate to contact me if I can provide you with any support or answer any questions.

Best,

[ACCOUNT OWNER NAME]

END

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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